December 20, 2007


Security Large Cap Value Fund
One Security Benefit Place
Topeka, KS 66636-0001



Dear Sir or Madam:

In connection with the registration under the Securities Act of 1933 of an indefinite number of shares of common stock of Security Large Cap Value Fund (the "Company"), I have examined such matters as I have deemed necessary to give this opinion.

On the basis of the foregoing, it is my opinion that the shares have been duly authorized and, when paid for as contemplated by the Company's Registration Statement, will be validly issued, fully paid, and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

/s/ AMY J. LEE

Amy J. Lee
Vice President and Secretary
Security Large Cap Value Fund